Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

EXCO Resources, Inc.:

We consent to the use of our reports dated February 26, 2009, with respect to the consolidated balance sheets of EXCO Resources, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2008, and the effectiveness of internal control over financial reporting as of December 31, 2008, incorporated herein by reference.

Our report refers to the adoption of Statement of Financial Accounting Standards No. 157, Fair Value Measurements, as it relates to financial instruments effective January 1, 2008.

Dallas, Texas

June 12, 2009	/s/ KPMG LLP